UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

3 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[4]
14	TYPE OF REPORTING PERSON CO

4 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[6]
14	TYPE OF REPORTING PERSON CO

6 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[7]
14	TYPE OF REPORTING PERSON OO, HC

7 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[8]
14	TYPE OF REPORTING PERSON CO

8 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

9 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

10 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,072,820 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

11 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 13 of 18 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 10 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Derivatives Group LLC ("CDG"), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D filed on May 14, 2008 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D filed on May 27, 2008 ("Amendment No. 8") and Amendment No. 9 to Schedule 13D filed on June 10, 2009 ("Amendment No. 9" and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:

The persons filing this Amendment No. 10 are CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II. For purposes of this Amendment No. 10, CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".12

Item 2 of the Prior Filing is further amended by adding after the end of the eighth paragraph thereof the following:

Wingate is a private investment fund and a subsidiary of CW and Citadel Advisors. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Wingate is set forth on the Amendment to Exhibit 99.2 attached hereto. CW does not have any control over the voting or disposition of securities held by Wingate.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by adding after the end of the ninth paragraph thereof the following:

On June 17, 2009, the Issuer announced a registered underwritten public offering of its Common Stock (the "Public Equity Offering").  On the same date, CEF and the Issuer entered into an Exchange Agreement (the "Exchange Agreement"), as amended by Amendment No. 1 to the Exchange Agreement on June 22, 2009 (the “Amendment to the Exchange Agreement”, and together with the Exchange Agreement, the "Amended Exchange Agreement"), pursuant to which CEF agreed with the Issuer that CEF would place an order in the Public Equity Offering to purchase $50 million of the Issuer's Common Stock (if the public offering price is greater than $1.20) or $100 million of the Issuer's Common Stock (if the public offering price is $1.20 or less).  Under the Amended Exchange Agreement, CEF may assign all or any portion of its rights and obligations to any affiliate under common control with CEF. CEF assigned to Wingate the right under the Amended Exchange Agreement to place an order in the Public Equity Offering to purchase a portion of the shares of the Issuer's Common Stock that CEF agreed to purchase under the Amended Exchange Agreement. On June 18, 2009, (i) the underwriters priced the Public Equity Offering at $1.10 per share, and (ii) the underwriters accepted CEF's order to purchase $50 million of Common Stock and Wingate's order to purchase $50 million of Common Stock.

12 For purposes of the Original Filing, CIG, Griffin, CEF, CDG, CDT, CAC and Wingate constituted the "Reporting Persons". As described in Item 6, Wingate assigned all of its Common Stock and all of its rights to acquire Common Stock to CAC. As a result, Wingate ceased being the beneficial owner of any Common Stock on or about November 29, 2007; however, Wingate again became a Reporting Person in connection with Amendment No. 10.  For purposes of Amendment No. 1 through Amendment No. 9, CLP, CIG, Griffin, CEF, CAC, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II constituted the "Reporting Persons". As described in Item 3 below, CAC distributed all of its Common Stock to CEF, its direct parent.  As a result, CAC ceased being the beneficial owner of any Common Stock on or about October 13, 2008.

CUSIP No. 269246104	Page 14 of 18 Pages

On June 17, 2009, the Issuer also announced its intention to commence an offer to exchange (the "Debt Exchange") its 8% Notes and a portion of its Springing Lien Notes for zero-coupon Senior Convertible Debentures due 2019 (the "Debentures"), subject to certain closing conditions (including receipt of gross proceeds from the Public Equity Offering of at least $350 million before underwriting discounts and expenses).  Pursuant to the Amended Exchange Agreement, CEF, among other things, agreed to tender in the period expiring at midnight New York City time on  July 1, 2009, or such later date as set by the Issuer with CEF’s prior written consent (the "Early Tender Period") not less than $200 million aggregate principal amount of the 8% Notes and not less than $600 million, nor more than $1 billion, aggregate principal amount of the Springing Lien Notes (together with the 8% Notes, the "Tendered Notes"), and not withdraw any of these Tendered Notes (except as set forth in the Amended Exchange Agreement), for an equal aggregate principal amount of Debentures on the same terms as the other holders of the Tendered Notes.  No separate consideration will be paid to the Issuer for the issuance of the Debentures.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:

The Reporting Persons purchased the Common Stock, options on the Common Stock (the "Options"), the Springing Lien Notes, the 7.375% Notes, the 7.875% Notes and the 8% Notes, and have agreed to exchange the Tendered Notes for the Debentures, for investment purposes or, insofar as certain of the Common Stock and Options are concerned, as part of their market making business.  On November 29, 2007, in connection with entering into the Investment Agreement, the Issuer and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), entered into the First Amendment to the Rights Agreement (the "First Rights Agreement Amendment"). The First Rights Agreement Amendment modifies the Issuer's Rights Agreement, dated as of July 9, 2001 (the "Rights Agreement"), to provide, among other things, that the issuance of rights under the Rights Agreement will not be triggered as a result of the transactions contemplated by the Amended Investment Agreement, including the issuance of any shares of Common Stock to Wingate or its affiliates pursuant to the Amended Investment Agreement.  In addition, on June 17, 2009, in connection with entering into the Amended Exchange Agreement, the Issuer and the Rights Agent, entered into the Second Amendment to the Rights Agreement (the "Second Rights Agreement Amendment"). The Second Rights Agreement Amendment modifies the Rights Agreement, as amended by the First Rights Agreement Amendment to provide, among other things, that the issuance of rights under the Rights Agreement will not be triggered as a result of the transactions contemplated by the Amended Exchange Agreement.  The Second Rights Agreement Amendment also provides that the issuance of rights will not be triggered by the exercise of CEF's pre-emptive rights under the Amended Exchange Agreement, any increase ownership of shares of Common Stock by CEF or its affiliates of up to 25.0 million shares (effective and contingent upon the settlement of the Debt Exchange), or the acquisition by CEF or its affiliates of additional shares of Common Stock during certain periods in the event of the Issuer's failure to satisfy certain financial conditions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Filings is amended and restated as follows:
(a)	Number of shares: 180,072,820 shares

Percentage of shares: 17.1%[13]

(b)	Sole power to vote or direct the vote: 0 shares

13 The percentages reported in this Amendment No. 10 are based upon 1,050,352,215 shares of Common Stock outstanding as of June 19, 2009 after the Public Equity Offering, as reported in the Prospectus Supplement filed by the Issuer on June 19, 2009.

CUSIP No. 269246104	Page 15 of 18 Pages

Shared power to vote or direct the vote: 180,072,820 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 180,072,820 shares

(c)
With the exception of the transactions specifically disclosed in Item 3 and Item 6 of Amendment No. 10 (the Common Stock purchased in the Public Equity Offering and the Collar entered into in connection therewith), the Reporting Persons have entered into no transactions with respect to the Common Stock of the Issuer since the date of Amendment No. 9.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by deleting the last sentence of the eighth paragraph and substituting in its place the following:

In addition, as noted in Item 4, on November 29, 2007, in connection with entering into the Investment Agreement, the Issuer and the Rights Agent entered into the First Rights Agreement Amendment, and on June 17, 2009, as contemplated in the Amended Exchange Agreement, the Issuer and the Rights Agent entered into the Second Rights Agreement Amendment.  The Second Rights Agreement Amendment is attached as Exhibit 99.25 and incorporated by reference herein.

Item 6 of the Prior Filing is further amended by deleting the eleventh paragraph in its entirety.

Item 6 of the Prior Filing is further amended by adding after the end of the eighteenth paragraph thereof the following:

As noted above, on June 17, 2009, CEF and the Issuer entered into the Exchange Agreement, as amended on June 22, 2009 by the Amendment to the Exchange Agreement, pursuant to which CEF (i) agreed to place an order for either $50 million or $100 million of Common Stock to be issued in the Public Equity Offering (depending on the offering price) and, (ii) contingent upon the satisfaction of certain closing conditions, to tender certain 8% Notes and Springing Lien Notes in the Debt Exchange in exchange for Debentures.  The Debentures will (i) have a ten year maturity; (ii) not bear interest; (iii) be convertible into shares of Common Stock at any time at the election of the holder into a number of shares equal to the quotient of (x) the principal amount of Debentures of such class to be converted and (y) the conversion price applicable to such Debentures immediately prior to conversion; provided that no holder may convert Debentures to the extent such conversion would result in either (A) such holder beneficially owning in excess of 9.9% of the Issuer's outstanding voting stock, or (B) such holder owning in excess of 24.9% of the Issuer's outstanding Common Stock under the OTS control rules, which limitations may be amended or waived, as applicable, upon the later of (a) one year notice to the Issuer and (b) receipt of any necessary regulatory approvals; (iv) contain customary anti-dilution provisions; and (v) will have covenants and events of default substantially similar to those of the Springing Lien Notes.  The Exchange Agreement is attached as Exhibit 99.26 and incorporated by reference herein. The Amendment to the Exchange Agreement is attached as Exhibit 99.27 and incorporated by reference herein.

The Debentures issued in the Debt Exchange will be designated as either Class A Debentures or Class B Debentures and will be identical except for the conversion price for each class of Debentures. Holders tendering the Tendered Notes in the Early Tender Period will be entitled to receive Class A Debentures in exchange for their Tendered Notes. Holders tendering their Notes in the Debt Exchange after the Early Tender Period will be entitled to receive Class B Debentures in exchange for their Tendered Notes. The initial conversion price of the Class A Debentures is $1.034.  The initial conversion price for the Class B Debentures is 150% of the initial conversion price applicable to the Class A Debentures, or $1.551.

Under the Amended Exchange Agreement, the Issuer granted CEF and its affiliates pre-emptive rights to maintain their percentage ownership of the Issuer's Common Stock, subject to certain terms, conditions and limitations.  The pre-emptive rights will be in effect so long as the Issuer has in effect a stockholder rights plan, provided that the preemptive rights shall terminate and be of no further force or effect upon the earliest to occur of (i) failure to consummate the Debt Exchange by October 31, 2009, or (ii) such time as CEF and its affiliates no longer beneficially own at least 19.9% of the Issuer's outstanding Common Stock on an as-converted basis (whether or not such securities are convertible or exchangeable for shares of Common Stock at such time in accordance with their terms or by reason of any condition precedent to such conversion or exchange not been satisfied at such time).  The preemptive rights will be suspended upon the termination of the Issuer's stockholder rights plan, but will be automatically reinstated if the Issuer reinstates its stockholder rights plan or if it subsequently adopts a new rights plan, "poison pill" or similar plan.

CUSIP No. 269246104	Page 16 of 18 Pages

In addition, the Amended Exchange Agreement contemplates that the Issuer will be seeking consents to amendments and waivers of certain provisions of the indentures governing the 8% Notes and the Springing Lien Notes, for which it will pay a customary consent fee, and a failed exchange offer consent fee if the Debt Exchange has not been consummated on or prior to October 31, 2009. By tendering their Tendered Notes in the Debt Exchange by the end of the Early Tender Period, holders will be automatically deemed to have delivered consent to each such amendment and waiver, and to have waived any consent fee, in each case as to their Tendered Notes. CEF and its affiliates have agreed to deliver consent with respect to the 8% Notes and Springing Lien Notes that they do not tender in the Debt Exchange and to waive any consent fee with respect to such Notes (but CEF and its affiliates will receive the failed exchange offer consent fee if such fee is payable) such that a majority of each class of Notes will have consented to the amendments.

Finally, in connection with the Debt Exchange, and in order to facilitate future transactions designed to increase the Issuer's equity, on June 17, 2009, the Issuer announced that it will call a Special Meeting of Stockholders to (1) increase the authorized shares of its Common Stock, (2) approve the issuance of the consideration offered to holders of Tendered Notes (including CEF and its affiliates) in the Debt Exchange and (3) approve the potential issuance of 365 million shares of Common Stock or securities convertible or exchangeable into or exercisable for, Common Stock in connection with future debt exchange transactions. In addition, the Issuer will also ask its stockholders for an advisory vote on whether to maintain its stockholder rights plan. The record date of the Special Meeting is expected to be set by the Issuer after the closing date of the Public Equity Offering and the meeting date is expected to be held as soon as practicable thereafter, based on SEC review of the proxy statement, if any, and subject to applicable law. Holders of shares of the Issuer's Common Stock on the record date, including shares of its Common Stock issued in the Public Equity Offering, will be able to vote their shares at the Special Meeting.

In connection with the Public Equity Offering aspect of the Amended Exchange Agreement, on June 17, 2009 CEF, CIG, CLP, CDG and Griffin entered into a customary lock-up agreement (the "Lock-Up Agreement")  with J.P. Morgan Securities Inc. and Sandler O'Neill & Partners, L.P., as representatives of the underwriters (the "Representatives"). The Lock-Up Agreement prohibits CEF, CIG, CLP, CDG and Griffin from taking the following actions during the period ending 90 days after the date of the prospectus relating to the Public Equity Offering: (i) transferring or disposing of, directly or indirectly, any shares of Common Stock that were beneficially owned prior to June 17, 2009 or any securities beneficially owned prior to June 17, 2009 that are convertible into or exercisable or exchangeable for Common Stock, (ii) entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock beneficially owned before June 17, 2009, and (iii) without the prior written consent of  the Representatives, making any demand for or exercising any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock that are, in each case, beneficially owned prior to June 17, 2009, except in limited circumstances.

Also in connection with the Public Equity Offering aspect of the Amended Exchange Agreement, Wingate and CEF entered into a collar transaction described below on June 18, 2009 (the "Collar"). The Collar is composed of two components:  First, Wingate purchased from CEF, a European style, cash settled OTC option which entitles it to put up to 45,454,545 shares of Common Stock to CEF at a strike price of $1.045 per share.  Second, Wingate sold to CEF a European style, cash settled OTC option which entitles CEF to call up to 45,454,545 shares of Common Stock from Wingate at a strike price of $1.32 per share. The aggregate initial premium for the Collar was approximately $475,312 and is subject to adjustment based upon a fairness opinion to be obtained by the parties. Wingate's purpose for entering the Collar was to reduce its economic risk. CEF's purpose for entering into the Collar was to earn an attractive risk-adjusted rate of return at market prices.  The agreements constituting the Collar are attached as Exhibit 99.28 and incorporated by reference herein.

CUSIP No. 269246104	Page 17 of 18 Pages

The description of the terms of the Amended Investment Agreement, the Registration Rights Agreement, the Indenture, the Assignment Agreement, the Puts, the First Rights Agreement Amendment, the amendment with respect to certain CDSs dated June 17, 2008, the termination agreement with respect to certain CDSs dated October 9, 2008, the Exchange Agreement, the Amendment to the Exchange Agreement, the Second Rights Agreement Amendment, the Collar, the Lock-Up Agreement and the other documents and agreements referenced in this Item 6 is a summary, does not purport to be complete, and is qualified in its entirety by reference to the specific documents attached as exhibits to the Prior Filing and/or this amendment to Schedule 13D, and each of which is incorporated herein by reference.14

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.2:	Amendment to List of Directors and Executive Officers of Reporting Persons
Exhibit 99.25:
Second Amendment to the Rights Agreement, dated June 17, 2009, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on June 17, 2009)

Exhibit 99.26:
Exchange Agreement, dated as of June 17, 2009, by and between Citadel Equity Fund Ltd. and E*TRADE Financial Corporation (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on June 17, 2009)

Exhibit 99.27	Amendment No. 1, dated June 22, 2009, to the Exchange Agreement by and between Citadel Equity Fund Ltd. and E*TRADE Financial Corporation, dated June 17, 2009
Exhibit 99.28	Agreements Constituting Collar

14 The documents and agreements attached as exhibits to the Prior Filing and/or this amendment have been included with and filed as an exhibit to this amendment to Schedule 13D to provide information regarding the terms of such documents or agreements and are not intended to modify or supplement any factual disclosures about the Issuer, CEF or the affiliates of either in the Reporting Person's public reports filed with the SEC. In particular, such documents and agreements and the related summaries are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Issuer, CEF or the affiliates of either. The representations, warranties and covenants contained in any such document and agreement (i) was made only for purposes of that document or agreement and as of specific dates, (ii) was solely for the benefit of the parties to such document or agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

CUSIP No. 269246104	Page 18 of 18 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of June, 2009

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	Citadel Investment Group, L.L.C.,	By:	/s/ John C. Nagel
	its General Partner		John C. Nagel, Authorized Signatory

By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD.		CITADEL DERIVATIVES GROUP LLC

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its Portfolio Manager		its Managing Member

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ John C. Nagel	By:	/s/ John C. Nagel
	John C. Nagel, Authorized Signatory		John C. Nagel, Authorized Signatory

KENNETH GRIFFIN		CITADEL DERIVATIVES TRADING LTD

By:	/s/ John C. Nagel	By:	Citadel Limited Partnership,
	John C. Nagel, attorney-in-fact[15]		its Portfolio Manager

		By:	Citadel Investment Group, L.L.C.,
its General Partner

		By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL ADVISORS LLC		WINGATE CAPITAL LTD

By:	Citadel Holdings II LP,	By:	Citadel Limited Partnership,
	its Managing Member		its Portfolio Manager

By:	Citadel Investment Group II, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ John C. Nagel	By:	/s/ John C. Nagel
	John C. Nagel, Authorized Signatory		John C. Nagel, Authorized Signatory

CITADEL HOLDINGS II LP		CITADEL HOLDINGS I LP

By:	Citadel Investment Group II, L.L.C.,	By:	Citadel Investment Group II, L.L.C.,
	its General Partner		its General Partner

By:	/s/ John C. Nagel	By:	/s/ John C. Nagel
	John C. Nagel, Authorized Signatory		John C. Nagel, Authorized Signatory

CITADEL INVESTMENT GROUP II, L.L.C.

		By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

15 John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.